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                          November 2, 2022

       John Hilburn Davis IV
       Chief Executive Officer
       Digital Brands Group, Inc.
       1400 Lavaca Street
       Austin, TX 78701

                                                        Re: Digital Brands
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 28,
2022
                                                            File No. 333-268045

       Dear John Hilburn Davis IV:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Thomas Poletti